Exhibit 99

Rogers and Shaw to come together in $26 billion transaction, creating new jobs and investment in Western Canada and accelerating Canada’s 5G rollout

Rogers to purchase all outstanding Class A Shares and Class B Shares of Shaw for $40.50 per

share in cash, reflecting a ~70% premium to Shaw’s Class B Share price

Shaw Family Trust irrevocably agrees to vote in favour of transaction

Rogers will invest $6.5 billion in Western Canada to build critically needed 5G networks, connect underserved rural and Indigenous communities, and bring added choice to customers and businesses

New technology and network investments will create up to 3,000 net new jobs across Alberta,

British Columbia, Manitoba and Saskatchewan

Highlights of the Transaction

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Rogers to acquire all issued and outstanding Class A Shares and Class B Shares of Shaw for a price of $40.50 per share in cash, amounting to approximately $20 billion, which reflects a premium of approximately 70% to Shaw’s recent Class B Share price

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Transaction valued at approximately $26 billion inclusive of approximately $6 billion of Shaw debt, equivalent to 10.7x 2021 Calendar Year EBITDA based on latest consensus estimates, or 7.6x post synergies

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Transaction to be funded by cash consideration of $40.50 to all shareholders, with the exception of approximately 60% of the Shaw family shares which will be exchanged for 23.6 million Class B Shares of Rogers at an exchange ratio of 0.70 reflecting the volume weighted average trading price of Rogers shares over the last 10 days

•	The transaction is not conditional upon financing, as Rogers has secured committed financing to cover the cash consideration

•	Pro forma leverage on closing is expected to be just over 5x and Rogers expects to maintain its investment grade rating

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Synergies are expected to exceed $1 billion annually within two years of closing, and the transaction will be significantly accretive to earnings and cash flow per share as of the first year after closing

•	Rogers pro forma dividend payout ratio declines to below 30% within 24 months of close

•	Shaw family will become one of the largest shareholders in Rogers

•	Brad Shaw, and another Director to be nominated by the Shaw family, will join the Rogers Board of Directors when transaction closes

•	Transaction unanimously approved by the Rogers Board of Directors and unanimously recommended by the Shaw Board of Directors

•	The Shaw family fully and irrevocably supports the transaction and anticipated benefits to customers, local communities and small businesses in Western provinces and Canada as a whole

Investments to Create Jobs and Connect Communities

•	Rogers to invest $2.5 billion to build 5G network in Western Canada, driving economic growth and strengthening innovation sector

•	New $1 billion fund dedicated to connecting rural, remote and Indigenous communities to high-speed Internet across the four Western provinces

•	Additional $3 billion to support additional network, services, and technology investments

•	Western head office of combined company to remain at Shaw Court in Calgary; President of Western operations and other senior roles to be based in Calgary

•	Rogers to maintain and grow local Shaw jobs so that teams across Alberta, British Columbia, Manitoba and Saskatchewan will continue to serve customers and support local communities

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The combined company is committed to continue offering affordable wireless plans, with no overage fees, that meet the budgets and needs of Canadians. As part of this commitment, Rogers will not increase wireless prices for Freedom Mobile customers for at least three years following the close of the transaction

CALGARY and TORONTO, March 15, 2021- Rogers Communications Inc. (“Rogers”) and Shaw Communications Inc. (“Shaw”) today announced that they have reached an agreement for Rogers to acquire all of Shaw’s issued and outstanding Class A Shares and Class B Shares in a transaction valued at approximately $26 billion inclusive of approximately $6 billion of Shaw debt (the “Transaction”). The offer price of $40.50 per share represents a significant premium for Shaw shareholders; further details of the transaction are described below. The transaction is not subject to a financing condition as Rogers has secured committed debt financing, which it will use along with balance sheet cash and the issuance of 23.6 million shares to the Shaw Family Living Trust.

The combination of Rogers and Shaw builds on the strong legacy of two family-founded Canadian companies. The combined entity will have the scale, assets and capabilities needed to deliver unprecedented wireline and wireless broadband and network investments, innovation and growth in new telecommunications services, and greater choice for Canadian consumers and businesses.

As part of the transaction, the combined company will invest $2.5 billion in 5G networks over the next five years across Western Canada, which will enhance competitiveness, offer consumers and businesses more choice and improved services, help close the digital divide between urban and rural communities, and deliver significant long-term benefits for businesses and consumers.

This transaction will create Canada’s most robust wholly-owned national network, and as a result of the combined spectrum holdings and enhanced capacity, will generate more choice and competition for businesses and consumers, as well as realizing the full benefits of next generation networks for Canadians and Canada’s productivity.

The combination will accelerate the delivery of critical 5G service across Western Canada, from rural areas to dense cities, more quickly than either company could achieve on its own. This will be accomplished by bringing together the expertise and assets of both companies, including Shaw’s existing cable, fibre, and wireless networks and Rogers’ robust national wireless network and extensive 5G capabilities.

Additionally, Rogers will commit to establishing a new $1 billion Rogers Rural and Indigenous Connectivity Fund dedicated to connecting rural, remote and Indigenous communities across Western Canada to high-speed Internet and closing critical connectivity gaps faster for underserved areas. As part of this fund, Rogers will consult with Indigenous communities to create Indigenous-owned and operated Internet Service Providers, which would leverage Rogers’ expanded networks and capabilities to create sustainable, local connectivity solutions.

The combined company is committed to continue offering affordable wireless plans, with no overage fees, that meet the budgets and needs of Canadians. As part of this commitment, Rogers will not increase wireless prices for Freedom Mobile customers for at least three years following the close of the transaction.

In addition, to help individuals and families access affordable Internet services, Rogers will also expand its Connected for Success program nationally to reach every Canadian where the combined company offers Internet services. This first-of-its-kind program is designed to help seniors and low-income Canadians who receive income assistance access low-cost, high-speed Internet, with multiple speed options to meet customers’ needs.

The scale created by this combination will enable the level of infrastructure expansion that is critical to drive growth, attract new consumer and business customers, and drive technology adoption. Upgrading Canada’s digital infrastructure and accelerating digitization is critical to diversifying and strengthening the country’s economy and innovation sector as well as fueling economic recovery.

Once approved, the transaction is expected to generate significant growth and efficiency opportunities to support the accelerated investment into 5G capabilities and expanded urban and high-speed rural connectivity in Western Canada. Anticipated benefits include access to new services and capabilities for Shaw customers as well as savings opportunities for Rogers, such as reduced wholesale charges and network costs and the elimination of duplicative technology and infrastructure associated with greater scale.

“We are proud to join forces with the Shaw family and team as we combine our companies and our 10,000 team members across Alberta, British Columbia, Manitoba, and Saskatchewan, supported by a head office in Calgary. Western Canada is a major driver of our national economy and together we will have the scale, expertise and commitment to deliver the technology infrastructure needed to keep local communities connected, businesses competitive and attract new investment,” said Joe Natale, President and CEO of Rogers Communications. “We’re at a critical inflection point where generational investments are needed to make Canada-wide 5G a reality. 5G is about nation-building; it’s vital to boosting productivity and will help close the connectivity gap faster in rural, remote and Indigenous communities. Fundamentally, this combination of two great companies will create more jobs and investment in Western Canada, connect more people and businesses, deliver best-in-class-services and infrastructure across the nation, and provide increased competition and choice for Canadian consumers and businesses.”

“Our two companies have been successful because of the foresight and vision of two great founders who were driven by their unrelenting pioneering spirit and entrepreneurial values. Without a doubt, my father would be proud of this moment, combining forces with the company founded by his old friend to deliver more Canadians world class connectivity, more choice, and better value,” said Brad Shaw, Executive Chair & CEO, Shaw. “While unlocking tremendous shareholder value, combining these two great companies also creates a truly national provider with the capacity to invest greater resources expeditiously to build the wireline and wireless networks that all Canadians need for the long term. This transaction will create benefits for generations to come.”

Edward Rogers, Chairman of Rogers Communications, said, “Today’s announcement brings two iconic Canadian family-founded businesses together with the expertise, combined assets, and scale to deliver the next generation of telecommunications to Canadian consumers and businesses. This is a transformational combination; and extends our company’s long legacy of innovation, entrepreneurship, and dedication to world-class service for decades to come.”

Create new jobs in Western Canada

In addition to unprecedented broadband and wireless investments that will create up to 3,000 net new jobs, the combined company would expand on Shaw’s legacy of commitment to Canada’s four Western provinces:

•	The combined company will create a headquarters for all Western operations, at Shaw’s iconic Shaw Court in downtown Calgary and remain one of the largest private sector employers in Western Canada.

•	The President of Western operations and other senior roles will be based in the company’s Calgary headquarters, to lead the combined company’s operations across Western Canada.

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Brad Shaw, and another Director to be nominated by the Shaw family, will be named to the Rogers Board of Directors to assist in driving the future success of the combined company, following the completion and approval of the transaction.

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Shaw’s skilled workforce is integral to the success of the combined company. Following the close of the transaction, Rogers will maintain a strong local employee base in Western Canada so that local teams can continue to serve local consumer, business and government customers and their communities.

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The combined teams will be 10,000 people strong across Alberta, British Columbia, Manitoba and Saskatchewan and will bring together the best of two corporate cultures that are each passionate about growth, serving customers and contributing to local communities.

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The additional investment of the combined company will continue to diversify the Alberta and British Columbia economies with next generation economic opportunities, while strengthening its commitment to research and development in Western Canada through existing partnerships with the University of Calgary and the University of British Columbia.

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Building on our existing commitment to R&D innovation in 5G in Western Canada through our partnerships with UBC and University of Calgary, Rogers will establish a new National Centre of Technology and Engineering Excellence, located in Calgary, to support the needs of the new combined company, creating hundreds of new high skilled jobs and opportunities to work with Canadian developers to create new consumer and business applications and services.

Support and connect communities

Today approximately 10% of homes in Canada have no Internet access and approximately 600,000 households in Western Canada still cannot access the minimum Internet speeds recommended by the federal government. This connectivity gap has been identified as the number one issue impeding economic growth in rural and remote communities.

Using the companies’ combined spectrum assets and infrastructure for 5G across its expanded network, including Rogers national low band 5G spectrum, the combined company will be able to bring the highest quality mobile broadband and fixed wireless Internet services to even more rural communities, in many cases for the first time.

The combined company will help to further close the digital divide by:

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Creating a new $1 billion Rogers Rural and Indigenous Connectivity Fund to connect rural, remote, and Indigenous communities across Western Canada to high-speed Internet, one of the largest ever commitments of its kind made by the private sector.

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Consulting with Indigenous communities to create Indigenous-owned and operated Internet Service Providers that leverage Rogers expanded networks and capabilities to create sustainable, local connectivity solutions.

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Extending Rogers Connected for Success program across Western Canada to bring the first of its kind low-cost broadband program nationally to help seniors and low-income Canadians in every community where the combined company offers Internet services.

Rogers will also build on Shaw’s activities and impact to communities and charities, valued at more than $40 million in 2020. In addition to Rogers existing robust community impact programs, this includes commitments to:

•	Continue and augment Shaw’s charitable giving programs, including adding new youth scholarships to support the future talent pipeline in emerging technologies.

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Work with the Shaw Charity Classic partners to support and extend the annual PGA TOUR Champions event for up to ten years. The event has raised more than $61 million for Alberta kids’ charities since 2013.

Deliver affordable services and improve choice for customers

In addition to dramatically improved connectivity and accessibility, the combination will deliver choice, competition and affordability to Canadians:

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The combined company is committed to continue offering affordable wireless plans, with no overage fees, that meet the budgets and needs of Canadians. As part of this commitment, Rogers will not increase wireless prices for Freedom Mobile customers for at least three years following the close of the transaction.

•	The combined company’s coast-to-coast fibre network would create new competition for Bell and Telus for large enterprise and government customers across Canada.

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Today many rural communities are served by only one provider. With Rogers investment in broadband in Western Canada and deployment of spectrum assets and infrastructure for 5G across its expanded network, including its national low band 5G spectrum, Rogers will bring the highest quality mobile broadband and fixed wireless Internet and service to residents of many rural communities for the first time. These new services will deliver significantly better connectivity and offer new choice to these communities.

Details of the Transaction

Under the terms of the Transaction, holders of Shaw Class A Shares and Class B Shares will receive $40.50 per share in cash. The Shaw Family Living Trust, the controlling shareholder of Shaw, and certain members of the Shaw family, will receive 60% of the consideration for their shares in the form of 23.6 million Class B Shares of Rogers valued on the basis of the volume-weighted average trading price for the 10 trading days for the Rogers Class B Shares ending March 12, 2021, and the balance in cash.

The Transaction will be implemented by way of a court-approved plan of arrangement under the Business Corporations Act (Alberta). The Transaction requires the approval of two thirds of the votes cast by the holders of Shaw’s Class A Shares and Class B Shares at a special shareholders meeting to be held in May 2021 (the “Special Meeting”), voting separately as a class, as well as majority of the minority approval under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions. The Shaw Family Living Trust has irrevocably agreed to vote all of its Class A Shares (representing 79% of the outstanding Class A Shares) and Class B Shares in favour of the Transaction.

The Transaction is subject to other customary closing conditions including court and stock exchange approval, as well as approvals from Canadian regulators. Rogers and Shaw intend to work cooperatively and constructively with the Competition Bureau, the Ministry of Innovation, Science and Economic Development (“ISED”) and the Canadian Radio-television and Telecommunications Commission (“CRTC”). Subject to receipt of all required approvals, closing of the Transaction is expected to occur in the first half of 2022.

Under the Arrangement Agreement, Rogers has the right to cause Shaw to redeem its outstanding preferred shares on June 30, 2021 in accordance with their terms by providing written notice to Shaw. As of the date of this news release, Rogers has not exercised this right.

Shaw will continue to pay its regular monthly dividends of $0.098542 in cash per Class A Share and $0.09875 in cash per Class B Share, and its regular quarterly dividend on its preferred shares in accordance with their terms.

A Special Committee of independent directors of Shaw has unanimously recommended the Transaction, and Shaw’s Board of Directors has unanimously (subject to abstentions of any conflicted Directors) approved the Transaction and unanimously recommends that Shaw shareholders (other than the Shaw Family Living Trust) approve it. Shaw’s Directors and senior management have agreed to vote all of their shares in favour of the Transaction.

TD Securities Inc. and CIBC World Markets Inc. have provided an opinion to the Board of Directors and the Special Committee, respectively, to the effect that, subject to the assumptions, limitations and qualifications set out in such opinions, the consideration to be received by Shaw shareholders (other than the members of the Shaw family) in connection with the Transaction is fair, from a financial point of view, to such shareholders.

Further information regarding the Transaction will be contained in a management information circular that Shaw will prepare, file on SEDAR and mail to its shareholders in advance of the Special Meeting. Copies of the arrangement agreement and voting support agreements will also be available on the SEDAR profiles of Rogers and Shaw at www.sedar.com.

Rogers has retained BofA Securities and Barclays as its financial advisors and Goodmans LLP as its legal advisor. Torys LLP is the legal advisor to the Rogers Control Trust. Shaw has retained TD Securities Inc. as its exclusive financial advisor and Davies Ward Phillips & Vineberg LLP and Wachtell, Lipton Rosen & Katz as its legal advisors. CIBC World Markets Inc. is acting as independent financial advisor to the Special Committee and Burnet, Duckworth & Palmer LLP is independent legal advisor to the Special Committee. The Shaw Family Living Trust has retained Dentons Canada LLP as its legal advisor.

Call details

Rogers and Shaw will host a conference call for financial analysts at 8:00 AM Eastern Time today (6:00 AM Mountain Time) to discuss this announcement.

To participate, please dial +1-416-915-3239 or toll-free 1-800-319-4610 before the start of the call. A live audio webcast of the call can be accessed here https://investors.rogers.com

Contact details

Rogers:

Investment community contact:

Paul Carpino

paul.carpino@rci.rogers.com

647.435.6470

Media contact:

Rogers Communications

media@rci.rogers.com

1-844-226-1338

Shaw Contact

Investment community contact:

Shaw Investor Relations

investor.relations@sjrb.ca

Media Contact:

Chethan Lakshman, VP, External Affairs

chethan.lakshman@sjrb.ca

(403) 930-8448

Cautionary statement

This news release includes “forward-looking information” within the meaning of applicable securities laws relating to, among other things, the anticipated benefits of the transaction, including corporate, operational, scale and other synergies and the timing thereof, the ability to integrate the business of Rogers and Shaw, Shaw’s ability to redeem the preferred shares and the timing thereof, the timing and anticipated receipt of required shareholder, regulatory court, stock exchange or other approvals, the ability of the parties to satisfy the other conditions to the closing of the transaction and the anticipated timing for closing of the transaction. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “expects”, “intends” and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represent expectations as of the date of this news release and are subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

Forward-looking information is provided herein for the purpose of giving information about the proposed transaction referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes. The completion of the above-mentioned proposed transaction is subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, court, shareholder and regulatory approvals. Accordingly, there can be no assurance that the proposed transaction will occur, or that it will occur on the terms and conditions contemplated in this news release. The proposed transaction could be modified, restructured or terminated. There can also be no assurance that the strategic benefits and competitive, operational and cost efficiencies expected to result from the transaction will be fully realized. In addition, if the transaction is not completed, and each of the parties continues as an independent entity, there are risks that the announcement of the transaction and the dedication of substantial resources of each party to the completion of the transaction could have an impact on such party’s current business relationships (including with future and prospective employees, customers, distributors, suppliers and partners) and could have a material adverse effect on the current and future operations, financial condition and prospects of such party.

A comprehensive discussion of other risks that impact Rogers and Shaw can also be found in their public reports and filings which are available under their respective profiles at www.sedar.com.

About Rogers Communications

Rogers is a proud Canadian company dedicated to making more possible for Canadians each and every day. Our founder, Ted Rogers, purchased his first radio station, CHFI, in 1960. We have grown to become a leading technology and media company that strives to provide the very best in wireless, residential, sports, and media to Canadians and Canadian businesses. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

About Shaw Communications

Shaw Communications Inc. is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone and video services. The Wireless division provides wireless voice and LTE data services.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX - SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca